FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒  Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

September 7th, 2016

PRESS RELEASE

In accordance with the provisions of Law 3864/2010, as in force, the National Bank of Greece (the ‘Bank’) is in the process of reconstituting its Board of Directors, in which context, by publicly advertising relevant positions, the Bank is seeking candidates for the position of Chair of the Board of Directors, Chair of the Audit Committee, as well as for Non-Executive Members of the Board of Directors.

The closing date for submitting applications is Sunday, September 25th, 2016.

All candidates should be University graduates, should possess recent experience in the financial sector, fulfill the criteria and not be subject to constraints determined pursuant to the Law. At the same time, there are additional qualities determined that will be considered. All candidates shall have command of the English Language.

The exact Announcement made advertising the positions on the Board of Directors of the National Bank of Greece, which is made public both in Greece and abroad, reads as follows:

ANNOUNCEMENT

National Bank of Greece (NBG) is the oldest and most visible credit institution in Greece and one of the leading players in the Greek financial market. Its shares have been listed on the Athens Stock Exchange since 1880, while in 1999 it became the first Greek bank to list its securities on the New York Stock Exchange.

As one of the systemically important credit institutions, NBG is directly supervised by the Single Supervisory Mechanism of the European Central Bank, while following the 2015 recapitalization process, the Hellenic Financial Stability Fund (HFSF — www.hfsf.gr) is currently its main shareholder.

NBG is currently in the process of reconstituting its Board of Directors, taking into consideration the provisions of the Law 3864/2010 as in force (www.hfsf.gr/en/hfsf_law.htm). In this context, NBG is seeking a Board Chair, an Audit Committee Chair and Non-Executive Directors.

All candidates must be University graduates, have an excellent command of the English language and recent experience in the financial sector. Furthermore, apart from any other constraints imposed by the current regulatory and legal framework, any candidate must not be and must not have been entrusted in the last four (4) years with a prominent public function (as defined in HFSF Law).

Board Chair

The Board Chair must be based in Athens and have a good understanding of the environment in which the bank operates (e.g. regulatory, legal, economic), including the ability to efficiently interact with various stakeholders (e.g. HFSF, other shareholders, the European Commission, Regulators, other Official or Private sector Institutions) and the media.

Minimum Requirements

Candidates to be reviewed as part of the process must comply with the following suitability criteria:

•                  At least ten (10) years of experience at senior managerial level in banking  and/or banking supervision, financial stability within a Central Bank or relevant Supervisory Authority or in an international financial institution;

•                  At least three (3) years of previous experience as a Board member of a credit institution or of a company in the financial sector or of an international financial organization.

Other Criteria

Additional criteria that would be considered an asset are:

•                  Strong leadership qualities and excellent interpersonal skills

•                  International management experience

•                  Previous experience as Chair of the Board or CEO of a credit institution;

•                  Knowledge of the Greek language.

•                  Independent status at appointment (as defined in L. 3016/2002 and the European Commission recommendation 2005/162/15.2.2005 and their future amendments).

Audit Committee Chair

The Audit Committee Chair must have a strong record of financial experience and expertise.

Minimum Requirements

Candidates to be reviewed as part of the process must comply with the following suitability criteria:

•                  At least fifteen (15) years of international experience in relevant banking institutions in at least one of the following matters: Finance, Audit, Accounting, Banking of which at least ten (10) years at senior managerial level;

•                  Independent status at appointment (as defined in L. 3016/2002, L. 3864/2010 as in force and the European Commission recommendation 2005/162/15.2.2005 and their future amendments).

•                  No relationship over the previous ten (10) years with credit institutions operating in Greece;

•                  At least three (3) years of previous experience as a Board member of an international banking group not operating in the Greek market;

•                  Been previously member of an Audit Committee.

Other Criteria

Additional criteria that would be considered an asset are:

•                  Experience in oversight of financial reporting and familiarity with financial reporting standards (IFRS, US GAAP);

•                  Experience in interacting with external and internal auditors;

•                  Experience in compliance systems;

•                  Familiarity with risk identification and risk management evaluation.

Non-Executive Directors

Minimum Requirements

Candidates to be reviewed as part of the process must comply with the following suitability criteria:

•                  At least ten (10) years of experience in senior managerial positions at a company of significant size in the field of Banking, Audit, Risk management or Management of troubled assets (non-performing loans);

•                  At least three (3) years of previous experience as a Board member of a credit institution or of a company in the financial sector or of an international financial organization.

Other Criteria

Additional criteria that would be considered an asset are:

•                  Excellent interpersonal skills

•                  International experience

•                  Independent status at appointment will be preferable

Note 1: Remuneration of BoD members is approved annually by the Meeting of Shareholders. Relevant information is available at NBG website.

Note 2:   Candidates should commit to devote sufficient time to perform their duties

Deadline

The closing day for applications will be Sunday, September 25th, 2016. Applications must be submitted with a clear indication of the role of interest via e-mail to: NBGboard@egonzehnder.com. All applicants will be treated in strict confidentiality. For further information on NBG, please visit the website: www.nbg.gr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: September 8th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: September 8th, 2016

Director, Financial Division